C.A.S. Handmade

BALANCE SHEET
As of December 30, 2016
Unaudited

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Enterprise Checking	6,422.82
Total Bank Accounts	**$6,422.82**
Other Current Assets	
Cut Inventory	12,320.00
Finished INV	19,510.70
INV - Wholesale	12,371.28
Inventory Equity	0.00
Raw INV	10,569.00
Undeposited Funds	1,363.32
Total Other Current Assets	**$56,134.30**
Total Current Assets	**$62,557.12**
Fixed Assets	
Accumulated Depreciation	-7,958.17
Auto fixed asset	11,593.00

Capital purchase	4,554.00
Equipment asset	14,012.09
Furniture/fixtures asset	4,769.38
Studio equity	12,782.09
Total Fixed Assets	**$39,752.39**
TOTAL ASSETS	**$102,309.51**

LIABILITIES AND EQUITY



Liabilities

Current Liabilities



Other Current Liabilities

Direct Deposit Payable	0.00
Fundbox Invoice Advances	477.40
Loan Payable	912.66
Loan Payable cap one	3,235.00
Loan Payable Rapid advance	25,550.00
Loan Payable Rich DesJardins	24,800.00
Loan Payable sears	2,100.00
Loan Payable silver	3,615.00
Loan Payable Stephanie walker	22,765.70
Massachusettes Payable	771.33
	870.74

Payroll Liabilities	
Federal Taxes (941/944)	938.94
Federal Unemployment (940)	106.00
MA Income Tax	199.67
MA Unemployment Tax	51.40
Total Payroll Liabilities	**2,166.75**
Unassigned Tax Agency for Apps Payable	124.16
Total Other Current Liabilities	**$86,518.00**
Total Current Liabilities	**$86,518.00**
Long-Term Liabilities	
Loan Payable Charlie Shaw	7,793.03
Loan Payable Enterprise bank	47,748.19
Loan Payable Jason DesJardins	14,927.00
Loan Payable Mel and Jim	11,660.00
Loan Payable Square	2,977.16
Loan Payable William Ford	7,793.03
Total Long-Term Liabilities	**$92,898.41**
Total Liabilities	**$179,416.41**
Equity	
Common Stock	1,000.00
Opening Balance Equity	0.00

Owner Distributions/Contributions	-7,000.00
Retained Earnings	-43,778.79
Net Income	-27,328.11
Total Equity	**$ -77,106.90**
TOTAL LIABILITIES AND EQUITY	**$102,309.51**

C.A.S. Handmade

PROFIT AND LOSS
January - December 2016
Unaudited

	TOTAL
INCOME	
ART SHOW SALES	65,857.72
consulting/product development	1,752.00
Shipping, Delivery Income	1,147.50
Square Income	-3,160.05
Studio Store Sales	28,945.45
Unapplied Cash Payment Income	12.36
Web Sales	31,899.51
Wholesale Sales	78,923.09
Total Income	**$205,377.58**
COST OF GOODS SOLD	

Cost of Goods Sold	1,133.53
Purchases	46,219.93
Total Cost of Goods Sold	**$47,353.46**
GROSS PROFIT	**$158,024.12**

EXPENSES

Bank Charges	4,517.62
Cell Phone	3,834.22
Commissions & fees	3,495.26
Contracted labor	18,856.97
DEPRECIATION	9,159.09
Donations	4,539.00
Dues & Subscriptions	772.08
Fundbox Fees	232.10
health insurance	3,915.00
Insurance	2,223.20
Interest Expense	9,510.37
Legal & Professional Fees	1,480.50
Marketing	7,933.36
Office Expenses	182.79
Payroll Expenses	
	3,995.85

Taxes	
Wages	43,835.00
Total Payroll Expenses	**47,830.85**
QuickBooks Payments Fees	2,327.83
Rent or Lease	10,525.00
Repair & Maintenance	183.00
Sales tax	0.00
Sales tax Mass	0.00
Shipping and delivery expense	6,350.86
Supplies	2,390.20
Taxes & Licenses	594.00
Trade Show Fees	34,564.09
Travel	20,218.36
Travel Meals	2,532.05
Unapplied Cash Bill Payment Expense	0.00
utilities	691.66
Total Expenses	**$198,859.46**
NET OPERATING INCOME	**$ -40,835.34**

OTHER EXPENSES

Reconciliation Discrepancies	924.34
Total Other Expenses	**$924.34**

NET OTHER INCOME	**$ -924.34**
NET INCOME	**$ -41,759.68**

C.A.S. Handmade

STATEMENT OF CASH FLOWS
January - December 2016
Unaudited

	TOTAL
OPERATING ACTIVITIES	
Net Income	-31,673.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,844.36
Cut Inventory	9,711.55
Finished INV	-7,398.65
INV - Wholesale	-10,936.32
Raw INV	-143.90
Accumulated Depreciation	9,159.09
Accounts Payable (A/P)	-5,595.28
Direct Deposit Payable	0.00
Fundbox Invoice Advances	477.40
Loan Payable	-123,150.67
Loan Payable cap one	3,235.00
	25,550.00

Loan Payable Rapid advance	
Loan Payable Rich DesJardins	24,800.00
Loan Payable sears	2,100.00
Loan Payable silver	3,615.00
Loan Payable Stephanie walker	22,765.70
Massachusettes Payable	771.33
Payroll Liabilities	870.74
Payroll Liabilities:Federal Taxes (941/944)	23.26
Payroll Liabilities:Federal Unemployment (940)	-29.41
Payroll Liabilities:MA Income Tax	4.41
Payroll Liabilities:MA Unemployment Tax	-59.81
Unassigned Tax Agency for Apps Payable	124.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-42,262.04**
Net cash provided by operating activities	**$ -73,935.11**
INVESTING ACTIVITIES	
Capital purchase	-1,000.00
Equipment assett	-3,512.09
Furniture/fixtures asset	-1,269.38
Studio equity	-4,282.09
Net cash provided by investing activities	**$ -10,063.56**

FINANCING ACTIVITIES

Loan Payable Charlie Shaw	7,793.03
Loan Payable Enterprise bank	49,523.00
Loan Payable Jason DesJardins	14,927.00
Loan Payable Mel and Jim	7,553.00
Loan Payable Square	2,977.16
Loan Payable William Ford	7,793.03
Opening Balance Equity	0.00
Owner Distributions/Contributions	7,000.00
Retained Earnings	-7,000.00
Net cash provided by financing activities	**$90,566.22**
NET CASH INCREASE FOR PERIOD	**$6,567.55**
CASH AT BEGINNING OF PERIOD	2,640.91
CASH AT END OF PERIOD	**$9,208.46**

C.A.S. Handmade

BALANCE SHEET
As of December 31, 2015
Unaudited

	TOTAL
ASSETS	

Current Assets	
Bank Accounts	
Enterprise Checking	1,656.91
Total Bank Accounts	**$1,656.91**
Other Current Assets	
Cut Inventory	12,320.00
Finished INV	19,510.70
Inventory Equity	0.00
Raw INV	10,569.00
Undeposited Funds	984.00
Total Other Current Assets	**$43,383.70**
Total Current Assets	**$45,040.61**
Fixed Assets	
Accumulated Depreciation	-7,958.17
Auto fixed assett	11,593.00
Capital purchase	3,554.00
Equipment assett	10,500.00
Furniture/fixtures asset	3,500.00
Studio equity	8,500.00
Total Fixed Assets	**$29,688.83**
	$74,729.44

TOTAL ASSETS

LIABILITIES AND EQUITY



Liabilities

Current Liabilities



Other Current Liabilities

Direct Deposit Payable	0.00
Loan Payable	123,150.67
Payroll Liabilities	
Federal Taxes (941/944)	915.68
Federal Unemployment (940)	135.41
MA Income Tax	195.26
MA Unemployment Tax	111.21
Total Payroll Liabilities	**1,357.56**
Total Other Current Liabilities	**$124,508.23**
Total Current Liabilities	**$124,508.23**
Total Liabilities	**$124,508.23**



Equity

Common Stock	1,000.00
Opening Balance Equity	0.00
Owner Distributions/Contributions	-7,000.00
	11,157.00

Retained Earnings	
Net Income	-54,935.79
Total Equity	**$ -49,778.79**
TOTAL LIABILITIES AND EQUITY	**$74,729.44**

C.A.S. Handmade

PROFIT AND LOSS
January - December 2015
Unaudited

	TOTAL
INCOME	
ART SHOW SALES	29,763.90
Shipping, Delivery Income	784.64
Unapplied Cash Payment Income	0.00
Web Sales	8,178.82
Wholesale Sales	54,400.50
Total Income	**$93,127.86**
COST OF GOODS SOLD	
Cost of Goods Sold	13,910.67
Total Cost of Goods Sold	**$13,910.67**
GROSS PROFIT	**$79,217.19**
EXPENSES	
Bank Charges	1,744.16

Car Lease	300.00
Cell Phone	2,198.97
Commissions & fees	4,427.56
Computer/printer equipment	1,065.00
Contracted labor	6,978.00
DEPRECIATION	7,728.17
Donations	1,060.00
Dues & Subscriptions	724.73
Employee Appreciation	400.00
Insurance	1,596.50
Interest Expense	4,980.31
Legal & Professional Fees	6,405.03
loan interest	950.00
Marketing	1,793.73
Meals and Entertainment	40.00
Office Expenses	182.80
Payroll Expenses	
Taxes	4,386.54
Wages	47,118.63
Total Payroll Expenses	**51,505.17**
	1,985.88

QuickBooks Payments Fees	
Rent or Lease	-500.00
Repair & Maintenance	899.97
Shipping and delivery expense	3,289.49
Supplies	1,627.56
Taxes & Licenses	1,207.57
Trade Show Fees	15,499.55
Travel	9,984.97
Travel Meals	3,239.92
Unapplied Cash Bill Payment Expense	2,837.94
Total Expenses	**$134,152.98**
NET OPERATING INCOME	**$ -54,935.79**
OTHER EXPENSES	
Reconciliation Discrepancies	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -54,935.79**

C.A.S. Handmade

STATEMENT OF CASH FLOWS
January - December 2015
Unaudited

	TOTAL

OPERATING ACTIVITIES

Net Income	-51,979.09

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts Receivable (A/R)	-1,832.00
Cut Inventory	-12,320.00
Finished INV	-15,810.70
Inventory Equity	-11,430.00
Raw INV	-2,839.00
Accumulated Depreciation	7,958.17
Accounts Payable (A/P)	-1,124.70
Credit Card	-9,067.68
Direct Deposit Payable	411.42
Loan Payable	88,250.67
Payroll Liabilities:Federal Taxes (941/944)	538.17
Payroll Liabilities:Federal Unemployment (940)	125.10
Payroll Liabilities:MA Income Tax	112.71
Payroll Liabilities:MA Unemployment Tax	61.53
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	43,033.69
Net cash provided by operating activities	$ -8,945.40

INVESTING ACTIVITIES

Auto fixed assett	-9,593.00
Capital purchase	-3,554.00
Net cash provided by investing activities	**$ -13,147.00**
FINANCING ACTIVITIES	
Common Stock	1,000.00
Opening Balance Equity	15,167.68
Owner Distributions/Contributions	-7,000.00
Retained Earnings	15,388.74
Net cash provided by financing activities	**$24,556.42**
NET CASH INCREASE FOR PERIOD	**$2,464.02**
CASH AT BEGINNING OF PERIOD	176.89
CASH AT END OF PERIOD	**$2,640.91**

Notes:
NOTE 1: Organization and Nature of Business Activities
C.A.S. Handmade Inc. is an S corporation organized Nov, 28th , 2014 in the state of MA.. The Company is primarily involved in Wholesale, Manufacturing, and Retail.
NOTE 2: Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.
Risks and Uncertainties
As of Nov 28th, 2014, the Company has commenced full scale operations, and started in April of 2013 as a DBA. The Company's activities since inception have doubled year after year. Its efforts to raise capital is to maintain the 200% growth experienced in 2017.. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.
Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.
Rent
The Company occupies offices under a 3-year lease lease that management considers an operating lease. [Because the lease can be terminated with reasonable notice, there are no future minimum payments due under the lease agreement].

Income Tax
The Company is taxed as a S Corporation, with any income subject to taxation at applicable federal rates.
The Company is subject to Income Tax in the State of MA. The Company's 2015 Income Tax filing for the State of 2015 will be subject to inspection until 2018.
Debt
The Company has a SBA Loan with Enterprise bank with a remaining balance of 38,000. Total Loan was for $75,000 on Feb 2nd 2015., with a 5.5%